Exhibit 99.1

Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819 363-5100 Fax: 819 363-5155

Cascades releases fourth quarter and full year 2012 results

Kingsey Falls, Québec, February 21, 2013—Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, announces its unaudited financial results for the three-month period and the fiscal year ended December 31, 2012.

Annual Highlights

•	Sales of $3,645 million (compared to $3,625 million in 2011 (+1%))

•	Excluding specific items

¡	EBITDA of $304 million (compared to $229 million in 2011 (+33%))

¡	Net earnings per share of $0.17 (compared to a net loss of $0.14 in 2011)

•	Including specific items

¡	EBITDA of $274 million (compared to $188 million in 2011 (+46%))

¡	Net loss per share of $0.11 (compared to net earnings of $1.03 in 2011)

•	Consolidation of our corrugated products sector in Ontario with the acquisition of Bird Packaging Limited and concurrent investments totaling $30 million

•	Consolidation of our folding carton and microlithography operations with investments totaling $20 million

•	Equipment upgrades at Cascades’ mill in La Rochette and Reno de Medici’s mill in Villa Santa Lucia in Europe

•	Construction of the Greenpac project mill with start-up still expected in July 2013

•	Price increase announcement during the fourth quarter in our containerboard sector

Q4-2012 Highlights

•	Sales of $904 million
(compared to $906 million in Q3-2012 (-%) and $913 million in Q4-2011 (-1%))

• Excluding specific items

¡	EBITDA of $70 million
(compared to $78 million in Q3-2012 (-10%) and $51 million in Q4-2011 (+37%))

¡	Net loss per share of $0.02
(compared to net earnings of $0.07 in Q3-2012 and a net loss of $0.04 in Q4-2011)

•	Including specific items

¡	EBITDA of $39 million
(compared to $83 million in Q3-2012 (-53%) and $37 million in Q4-2011 (+5%))

¡	Net loss per share of $0.30
(compared to net earnings of $0.05 in Q3-2012 and net earnings of $0.05 in Q4-2011)

•	Net debt of $1,535 million (compared to $1,542 million as at September 30, 2012), including $133 million of non-recourse debt

Mr. Alain Lemaire, President and Chief Executive Officer, had the following comments on the fourth quarter results:

“We ended 2012 on a better note than last year. Despite a sequential performance which reflects inherent seasonality associated with the fourth quarter in North America, the results released today are encouraging in a number of ways. Our Tissue Papers Group continues to perform well. The sequential decline in recycled paper costs and the gradual implementation of price hikes contributed positively to the results of our Containerboard Group manufacturing activities. The maintenance downtime period did not allow this segment to achieve the desired utilization rate but the performance of our flagship operations is gradually improving. The implementation of price increases in the corrugated products sector is in line with our expectations but the product mix negatively impacted the performance of our converting operations during the fourth quarter. In our Specialty Products Group, shipments of specialty papers and converted products were lower than expected, which had a negative impact on financial results. In Europe, we have been able to capitalize on capacity closures to make the best of a difficult market environment.”

Financial Summary

Selected consolidated information
(in millions of Canadian dollars, except amounts per share) (unaudited)	2012	2011	Q4/2012	Q4/2011	Q3/2012
Sales	3,645	3,625	904	913	906
Excluding specific items [1]
Operating income before depreciation and amortization (OIBD or EBITDA)	304	229	70	51	78
Operating income	118	49	22	—	33
Net earnings (loss)	16	(14)	(2)	(4)	7
per common share	$0.17	$(0.14)	$(0.02)	$(0.04)	$0.07
Cash flow from continuing operations (adjusted)	167	133	35	40	44
Margin (OIBD or EBITDA)	8.3%	6.3%	7.7%	5.6%	8.6%
As reported
Operating income before depreciation and amortization (OIBD or EBITDA)	274	188	39	37	83
Operating income (loss)	75	8	(19)	(14)	36
Net earnings (net loss)	(11)	99	(29)	5	5
per common share	$(0.11)	$1.03	$(0.30)	$0.05	$0.05
Cash flow from continuing operations (adjusted)	161	126	34	35	42

Note 1—see the supplemental information on non-IFRS measures.

Segmented OIBD excluding specific items
(in millions of Canadian dollars) (unaudited)	2012	2011	Q4/2012	Q4/2011	Q3/2012
Packaging Products
Containerboard	95	85	25	19	26
Boxboard Europe	42	42	11	10	7
Specialty Products	49	34	8	2	15
Tissue Papers	138	72	31	28	35
Corporate Activities	(20)	(4)	(5)	(8)	(5)

OIBD excluding specific items	304	229	70	51	78

Results analysis for the three-month period ended December 31, 2012 (compared to the same period last year)

In comparison with the same period last year, sales decreased by 1% to $904 million as of result of lower average selling prices and an unfavorable CAD/Euro exchange rate which more than offset the net impact of business acquisitions over divestitures and closures as well as lower shipments.

Despite the above-mentioned factors, operating income, excluding specific items, increased from nil during Q4-2011 to $22 million for the last quarter of 2012 mainly as a result of lower raw material and production costs as well as higher volumes. These factors were offset by lower average selling prices in all our sectors, including the impact of unfavorable product mixes. On a segmented basis, our four sectors surpassed their 2011 fourth quarter’s results. When including specific items, the operating loss amounted to $19 million in comparison to $14 million for the same period of last year. In the fourth quarter of 2012, the following specific items impacted our operating income and/or net earnings (before tax):

•	a $27 million loss resulting from impairment charges on assets (impact on operating income and net earnings);

•	a $10 million expense related to accelerated depreciation of assets due to restructuring measures (operating income and net earnings);

•	$3 million of closure and restructuring costs (operating income and net earnings);

•	a $1 million unrealized loss on financial instruments (operating income and net earnings);

•	a $6 million foreign exchange gain on long-term debt and financial instruments (net earnings).

The net loss excluding specific items amounted to $2 million ($0.02 per share) in the fourth quarter of 2012 compared to a net loss of $4 million ($0.04 per share) for the same period in 2011. Including specific items, the net loss amounted to $29 million ($0.30 per share) compared to net earnings of $5 million ($0.05 per share) for the same quarter in 2011.

For further details, see the following tables on IFRS and non-IFRS measures reconciliation included herewith.

Results analysis for the three-month period ended December 31, 2012 (compared to the previous quarter)

In comparison to the previous quarter, sales remained stable. A favorable foreign exchange rate and higher external shipments partially counterbalanced the lower average selling prices. Excluding specific items, operating income decreased by $11 million to reach $22 million primarily due to an increased depreciation expense and lower selling prices that more than offset a decrease in raw material costs. Net earnings for the quarter decreased by $9 million resulting in a net loss of $2 million.

Net debt decreased by $7 million to $1,535 million due to free cash flows generated, primarily in the management of our working capital.

Results analysis for the fiscal year ended December 31, 2012

In comparison to last year, sales increased by 1% to $3.6 billion reflecting the net contribution of business acquisitions over divestitures and the full consolidation of the results of Reno de Medici since Q2 2011. These factors were offset by the negative impact of a stronger Canadian dollar as well as lower shipments and average selling prices.

In addition to the above-mentioned factors, the lower cost for raw materials contributed to increase the operating income excluding specific items to $118 million compared to $49 million last year. Operating income including specific items increased by $67 million to reach $75 million.

In 2012, net earnings excluding specific items amounted to $16 million ($0.17 per share) compared to a net loss of $14 million ($0.14 per share) last year. Including specific items, the net loss reached $11 million ($0.11 per share) compared to net earnings of $99 million ($1.03 per share) in 2011. Impairment charges and restructuring measures impacted net earnings during the last two years. In 2011, specific items included the gain from the sale of Dopaco.

Near-term outlook

In commenting on the near term outlook, Mr. Lemaire added: “2013 will be an important year for Cascades. In addition to the start-up of Cascades’ largest project to date, Greenpac, we will benefit from other strategic initiatives we undertook over the last two years. In North America, industry fundamentals remain positive for our two core sectors. Demand in the tissue papers sector continues to be robust despite ongoing capacity additions. In the containerboard sector, the corrugated box price increase is gradually being implemented and is expected to be fully effective during the second quarter. In North America, we do not expect a significant move in the price of recovered papers in the beginning of the year. The situation is different in Europe and presents significant uncertainty in relation to costs and market conditions.”

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid March 14, 2013 to shareholders of record at the close of business on March 4, 2013. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada).

In the fourth quarter of 2012, Cascades purchased for cancellation 123,786 shares at an average price of $4.40 representing an aggregate amount of approximately $0.5 million.

Conference call information

Management will comment the 2012 fourth quarter and annual financial results during a conference call to be held today at 10:00am.

Financial analysts, investors, media and other interested individuals are invited to listen to the conference call by dialing 1-888-231-8191. The conference call, including the investor presentation, will also be broadcast live on the Cascades corporate website (www.cascades.com, tab Investors of the Home page). The broadcast replay will be available on the Cascades corporate website and by phone until March 1, 2013 by dialing 1-855-859-2056 and by using access code 868625993#.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs more than 12,000 employees, who work in more than 100 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation’s Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	December 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	20	12
Accounts receivable	513	535
Current income tax assets	22	24
Inventories	497	516
Financial assets	15	6
Assets held for sale	—	12

	1,067	1,105
Long-term assets
Investments in associates and joint ventures	222	219
Property, plant and equipment	1,659	1,703
Intangible assets	200	185
Financial assets	13	25
Other assets	70	44
Deferred income tax assets	128	119
Goodwill and others	335	328

	3,694	3,728

Liabilities and Equity
Current liabilities
Bank loans and advances	80	90
Trade and other payables	551	539
Current income tax liabilities	1	2
Current portion of provisions for contingencies and charges	6	5
Current portion of financial liabilities and other liabilities	74	20
Current portion of long-term debt	60	49

	772	705
Long-term liabilities
Long-term debt	1,415	1,358
Provisions for contingencies and charges	33	33
Financial liabilities	36	111
Other liabilities	264	249
Deferred income tax liabilities	80	107

	2,600	2,563

Equity attributable to Shareholders
Capital stock	482	486
Contributed surplus	16	14
Retained earnings	567	615
Accumulated other comprehensive loss	(87)	(86)

	978	1,029
Non-controlling interest	116	136

Total equity	1,094	1,165

	3,694	3,728

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(in millions of Canadian dollars, except per share	For the 3-month periods ended December 31,		For the years ended December 31,
amounts and number of shares) (unaudited)	2012	2011	2012	2011
Sales	904	913	3,645	3,625

Cost of sales and expenses
Cost of sales (including depreciation and amortization of $58 million for the 3-month period (2011–$51 million) and $199 million for the year (2011–$180 million))	796	819	3,157	3,247
Selling and administrative expenses	96	96	382	362
Gain on disposals and others	—	(38)	(1)	(48)
Impairment charges and restructuring costs	30	47	36	67
Foreign exchange loss (gain)	—	2	2	(19)
Loss (gain) on derivative financial instruments	1	1	(6)	8

	923	927	3,570	3,617

Operating income (loss)	(19)	(14)	75	8
Financing expense	25	25	100	100
Foreign exchange gain on long-term debt and financial instruments	(6)	(9)	(8)	(4)
Share of loss (earnings) of associates and joint ventures	1	(3)	(2)	(14)

Loss before income taxes	(39)	(27)	(15)	(74)
Recovery of income taxes	(9)	(31)	(2)	(56)

Net earnings (loss) from continuing operations including non-controlling interest for the period	(30)	4	(13)	(18)
Net earnings (loss) from discontinued operations for the period	(3)	1	(5)	114

Net earnings (loss) including non-controlling interest for the period	(33)	5	(18)	96
Net loss attributable to non-controlling interest	(4)	—	(7)	(3)

Net earnings (loss) attributable to Shareholders for the period	(29)	5	(11)	99

Net earnings (loss) from continuing operations per common share
Basic	$(0.27)	$0.04	$(0.06)	$(0.16)
Diluted	$(0.27)	$0.04	$(0.06)	$(0.16)
Net earnings (loss) per common share
Basic	$(0.30)	$0.05	$(0.11)	$1.03
Diluted	$(0.30)	$0.05	$(0.11)	$1.02

Weighted average basic number of common shares outstanding	93,960,372	95,108,891	94,157,726	96,013,220

Net earnings (loss) attributable to Shareholders:
Continuing operations	(26)	4	(6)	(15)
Discontinued operations	(3)	1	(5)	114

Net earnings (loss)	(29)	5	(11)	99

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Net earnings (loss) including non-controlling interest for the period	(33)	5	(18)	96

Other comprehensive income (loss)
Translation adjustments
Change in foreign currency translation of self-sustaining foreign subsidiaries	13	(25)	(13)	(18)
Change in foreign currency translation related to net investment hedging activities	(5)	8	9	(6)
Income taxes	1	(1)	(1)	1
Cash flow hedges
Change in fair value of foreign exchange forward contracts	(1)	(6)	6	(11)
Change in fair value of interest rate swaps	(1)	(15)	(7)	(23)
Change in fair value of commodity derivative financial instruments	1	(10)	4	(11)
Income taxes	—	12	—	14
Actuarial loss on post-employment benefit obligations	19	(13)	(42)	(66)
Income taxes	(6)	3	11	17

Other comprehensive income (loss)	21	(47)	(33)	(103)

Comprehensive loss including non-controlling interest for the period	(12)	(42)	(51)	(7)
Comprehensive income (loss) attributable to non-controlling interest for the period	(4)	(6)	(12)	(8)

Comprehensive income (loss) attributable to Shareholders for the period	(8)	(36)	(39)	1

Comprehensive income (loss) attributable to Shareholders:
Continuing operations	(5)	(37)	(34)	(113)
Discontinued operations	(3)	1	(5)	114

Comprehensive income (loss)	(8)	(36)	(39)	1

CONSOLIDATED STATEMENTS OF EQUITY

	For the year ended December 31, 2012
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity attributable to Shareholders	Non-controlling interest	Total equity
Balance—Beginning of period	486	14	615	(86)	1,029	136	1,165
Comprehensive loss
Net loss	—	—	(11)	—	(11)	(7)	(18)
Other comprehensive loss	—	—	(27)	(1)	(28)	(5)	(33)

	—	—	(38)	(1)	(39)	(12)	(51)

Dividends	—	—	(15)	—	(15)	—	(15)
Stock options	—	1	—	—	1	—	1
Redemption of common shares	(4)	1	—	—	(3)	—	(3)
Acquisition of non-controlling interest	—	—	5	—	5	(8)	(3)

Balance—End of period	482	16	567	(87)	978	116	1,094

	For the year ended December 31, 2011
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total equity attributable to Shareholders	Non-controlling interest	Total equity
Balance—Beginning of period	496	14	576	(37)	1,049	23	1,072
Comprehensive income (loss)
Net earnings (loss)	—	—	99	—	99	(3)	96
Other comprehensive income (loss)	—	—	(49)	(49)	(98)	(5)	(103)

	—	—	50	(49)	1	(8)	(7)

Dividends	—	—	(15)	—	(15)	—	(15)
Stock options	1	—	—	—	1	—	1
Redemption of common shares	(11)	—	—	—	(11)	—	(11)
Business acquisitions	—	—	—	—	—	129	129
Acquisition of non-controlling interest	—	—	4	—	4	(7)	(3)
Dividend paid to non-controlling interest	—	—	—	—	—	(1)	(1)

Balance—End of period	486	14	615	(86)	1,029	136	1,165

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period	(29)	5	(11)	99
Net loss (earnings) from discontinued operations for the period	3	(1)	5	(114)

Net earnings (loss) from continuing operations	(26)	4	(6)	(15)
Adjustments for
Financing expense	25	25	100	100
Depreciation and amortization	58	51	199	180
Gain on disposals and others	—	(38)	(1)	(48)
Impairment charges and restructuring costs	29	42	30	60
Loss (gain) on derivative financial instruments	1	1	(5)	12
Foreign exchange gain on long-term debt and financial instruments	(6)	(9)	(8)	(4)
Recovery of income taxes	(9)	(31)	(2)	(56)
Share of loss (earnings) of associates and joint ventures	1	(3)	(2)	(14)
Net loss attributable to non-controlling interest	(4)	—	(7)	(3)
Net financing expense paid	(34)	(32)	(99)	(97)
Income taxes received (paid)	3	11	(17)	(2)
Dividend received	5	16	10	16
Employee future benefits and others	(9)	(2)	(31)	(3)

	34	35	161	126
Changes in non-cash working capital components	58	67	42	(22)

	92	102	203	104

Investing activities from continuing operations
Investments in associates and joint ventures	—	(18)	(19)	(65)
Purchase of property, plant and equipment	(47)	(51)	(161)	(141)
Proceeds on disposal of property, plant and equipment	—	22	20	32
Change in other assets	(10)	(8)	(39)	1
Business acquisitions, net of cash acquired	—	(56)	(14)	(60)
Proceeds on disposals of business, net of cash disposed	—	(2)	—	4

	(57)	(113)	(213)	(229)

Financing activities from continuing operations
Bank loans and advances	(18)	(25)	(11)	4
Change in revolving credit facilities	13	146	117	(120)
Purchase of senior notes	(5)	—	(8)	—
Payments of other long-term debt	(20)	(13)	(63)	(26)
Increase in other long-term debt	3	2	8	3
Redemption of common shares	—	(3)	(3)	(11)
Acquisition of non-controlling interest including dividend paid	(1)	(2)	(3)	(4)
Dividends paid to the Corporation’s Shareholders	(4)	(3)	(15)	(15)

	(32)	102	22	(169)

Change in cash and cash equivalents during the period from continuing operations	3	91	12	(294)
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal during the period	1	(92)	(4)	298

Net change in cash and cash equivalents during the period	4	(1)	8	4
Currency translation on cash and cash equivalent	—	2	—	2
Cash and cash equivalents—Beginning of period	16	11	12	6

Cash and cash equivalents—End of period	20	12	20	12

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure for assessing the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2011.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation’s performance and is therefore the CODM.

In 2012, the Corporation changed the structure of its internal organization in a manner that caused the composition of its reportable segment to change. As a result, starting January 1, 2012, the Corporation modified its segmented information disclosure and restated prior periods. Containerboard and Boxboard North American manufacturing and converting activities are now presented within one segment. Boxboard European activities are reported as a separate segment.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Packaging Products of the Corporation) and Tissue Papers.

	Sales
	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Packaging Products
Containerboard	306	299	1,189	1,293
Boxboard Europe	198	206	791	745
Specialty Products	183	206	791	851
Intersegment sales	(14)	(22)	(68)	(104)

	673	689	2,703	2,785
Tissue Papers	242	233	979	871
Intersegment sales and others	(11)	(9)	(37)	(31)

Total	904	913	3,645	3,625

SEGMENTED INFORMATION (CONTINUED)

	Operating income (loss) before depreciation and amortization
	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Packaging Products
Containerboard	(1)	(7)	64	45
Boxboard Europe	8	7	38	42
Specialty Products	8	(10)	49	16

	15	(10)	151	103
Tissue Papers	32	50	138	93
Corporate	(8)	(3)	(15)	(8)

Operating income before depreciation and amortization	39	37	274	188
Depreciation and amortization	(58)	(51)	(199)	(180)
Financing expense	(25)	(25)	(100)	(100)
Foreign exchange gain on long-term debt and financial instruments	6	9	8	4
Share of earnings (loss) of associates and joint ventures	(1)	3	2	14

Loss before income taxes	(39)	(27)	(15)	(74)

	Purchases of property, plant and equipment
	For the 3-month periods ended December 31,		For the years ended December 31,
(in millions of Canadian dollars) (unaudited)	2012	2011	2012	2011
Packaging Products
Containerboard	25	24	72	54
Boxboard Europe	10	8	29	30
Specialty Products	5	11	15	26

	40	43	116	110
Tissue Papers	21	14	34	31
Corporate	5	6	19	14

Total purchases	66	63	169	155
Proceeds on disposal of property, plant and equipment	—	(22)	(20)	(32)
Capital-lease acquisition	(1)	(3)	(5)	(7)

	65	38	144	116
Purchases of property, plant and equipment included in trade and other payables
Beginning of period	10	16	25	18
End of period	(28)	(25)	(28)	(25)

Purchases of property, plant and equipment net of proceeds on disposal	47	29	141	109

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations because they are measures used by management to assess the operating and financial performance of the Corporation’s operating segments. Additionally, the Corporation believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations do not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income and cash flow from operations may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with IFRS excluding the change in working capital components.

Operating income before depreciation and amortization excluding specific items, earnings before interests, taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items and cash flow from operations excluding specific items are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation’s measures excluding specific items have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

(in millions of Canadian dollars, except amounts per share) (unaudited)	Net earnings (loss)					Net earnings (loss) per share [1]
	2012	2011	Q4/2012	Q4/2011	Q3/2012	2012	2011	Q4/2012	Q4/2011	Q3/2012
As per IFRS	(11)	99	(29)	5	5	$(0.11)	$1.03	$(0.30)	$0.05	$0.05
Specific items :
Inventory adjustment resulting from business acquisition	—	10	—	4	—	$—	$0.08	$—	$0.04	$—
Gain on disposals and others	(1)	(48)	—	(38)	—	$(0.01)	$(0.55)	$—	$(0.40)	$—
Impairment charges	29	59	27	44	1	$0.23	$0.45	$0.22	$0.34	$—
Restructuring costs	7	8	3	3	—	$0.05	$0.06	$0.02	$0.02	$—
Unrealized loss (gain) on financial instruments	(5)	12	1	1	(6)	$(0.04)	$0.11	$—	$0.01	$(0.04)
Accelerated depreciation and amortization due to restructuring measures	13	—	10	—	2	$0.10	$—	$0.08	$—	$0.01
Foreign exchange loss (gain) on long-term debt and financial instruments	(8)	(4)	(6)	(9)	5	$(0.07)	$(0.04)	$(0.05)	$(0.08)	$0.05
Share of earnings of associates, joint ventures and non-controlling interest	(3)	(3)	(1)	(2)	—	$(0.03)	$(0.03)	$(0.02)	$(0.02)	$—
Included in discontinued operations, net of tax	5	(108)	3	(1)	—	$0.05	$(1.13)	$0.03	$—	$—
Tax effect on specific items and other tax adjustments	(10)	(39)	(10)	(11)	—	$—	$(0.12)	$—	$—	$—

	27	(113)	27	(9)	2	$0.28	$(1.17)	$0.28	$(0.09)	$0.02

Excluding specific items	16	(14)	(2)	(4)	7	$0.17	$(0.14)	$(0.02)	$(0.04)	$0.07

Note 1 - Specific amounts per share are calculated on an after-tax basis.

Per share amounts of line item “Tax effect on specific items and other tax adjustments” only include the effect of tax adjustments.

Net earnings (loss), which is a performance measure defined by IFRS is reconciled below to operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interests, taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars) (unaudited)	2012	2011	Q4/2012	Q4/2011	Q3/2012
Net earnings (loss) attributable to Shareholders for the period	(11)	99	(29)	5	5
Net loss (earnings) from discontinued operations for the period	5	(114)	3	(1)	-
Net loss attributable to non-controlling interest	(7)	(3)	(4)	-	(1)
Share of loss (earnings) of associates and joint ventures	(2)	(14)	1	(3)	1
Provision (recovery) of income taxes	(2)	(56)	(9)	(31)	1
Foreign exchange loss (gain) on long-term debt and financial instruments	(8)	(4)	(6)	(9)	5
Financing expense	100	100	25	25	25

Operating income (loss)	75	8	(19)	(14)	36
Specific items :
Gain on disposals and others	(1)	(48)	—	(38)	—
Inventory adjustment resulting from business acquisition	—	10	—	4	—
Impairment charges	29	59	27	44	1
Restructuring costs	7	8	3	3	—
Unrealized loss (gain) on financial instruments	(5)	12	1	1	(6)
Accelerated depreciation and amortization due to restructuring measures	13	—	10	—	2

	43	41	41	14	(3)

Operating income - excluding specific items	118	49	22	—	33
Depreciation and amortization, excluding specific items	186	180	48	51	45

Operating income before depreciation and amortization (OIBD or EBITDA) - excluding specific items	304	229	70	51	78

The following table reconciles cash flow provided by (used from) operating activities to cash flow (adjusted) from operations excluding specific items:

	Cash flow from operations
(in millions of Canadian dollars) (unaudited)	2012	2011	Q4/2012	Q4/2011	Q3/2012
Cash flow provided by (used from) operating activities	203	104	92	102	54
Changes in non-cash working capital components	(42)	22	(58)	(67)	(12)

Cash flow (adjusted) from operations	161	126	34	35	42
Specific items, net of current income tax
Restructuring costs	6	7	1	5	2

Excluding specific items	167	133	35	40	44

For further information:

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Hugo D’Amours	Allan Hogg
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